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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Granite Broadcasting Corporation
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                        Granite Broadcasting Corporation
                        --------------------------------
                        (Name of Filing Person (Offeror))

   12-3/4% Cumulative Exchangeable Preferred Stock, Par Value $0.01 Per Share
   --------------------------------------------------------------------------
                           (Title of Class Securities)

                                   387241 50 8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Ellen McClain
                  Senior Vice President-Chief Financial Officer
                        Granite Broadcasting Corporation
                          767 Third Avenue, 37th Floor
                            New York, New York 10017
                                 (212) 826-2530

                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                           Russell W. Parks, Jr. Esq.
                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE

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           Transaction Valuation*              Amount of Filing Fee
-------------------------------------------------------------------------------
               $30,150,000.00                       $2,773.80
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* For purposes of calculating the filing fee only, this amount is based on the purchase of 45,000 outstanding shares of 12-3/4% Cumulative Exchangeable Preferred Stock at the tender offer price of $670 per share.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         N/A             Filing Party: :         N/A
                       -----------------                       -----------------
Form or Registration No.:       N/A             Date Filed: :           N/A
                         ---------------                     -------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.
     /X/ issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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          This Tender Offer Statement on Schedule TO relates to the offer by,
Granite Broadcasting Corporation, a Delaware corporation (the "Purchaser"), to purchase up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock, par value $0.01 per share (the "Shares"), at a price between $590 and $670 per Share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

          This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.   SUMMARY TERM SHEET.

          The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 9 - Certain Information Concerning Granite Broadcasting" is incorporated herein by reference.

          (c) The information set forth in the section of the Offer to Purchase captioned "Section 7 - Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) This Tender Offer Statement is filed by the Purchaser. The information set forth in the section of the Offer to Purchase captioned "Section 10 - Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1 -- Number of Shares; Proration," "Section 3 -- Procedures for Tendering Shares," "Section 4 -- Withdrawal Rights," "Section 5 -- Purchase of Shares and Payment of Purchase Price" and "Section 13 -- U.S. Federal Income Tax Consequences" and in the Letter of Transmittal is incorporated herein by reference.

          (b) The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e) The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

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ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a)-(c) The information set forth in the section of the Offer to Purchase captioned "Section 2 - Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 8 - Source and Amount of Funds" is incorporated herein by reference.

          (d) The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Certain Information Concerning Granite Broadcasting" is incorporated herein by reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) and (b) The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) The information set forth in the section of the Offer to Purchase captioned "Section 15 -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) The information set forth in the Offer to Purchase captioned "Section 9 -- Certain Information Concerning Granite Broadcasting" and the financial information included in Item 8 of the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on May 7, 2002, and Part 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Commission on May 15, 2002, is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in "Section 9 -- Certain Information Concerning Granite Broadcasting" of the Offer to Purchase.

          (b) Pro forma information is not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) The information set forth in the section of the Offer to Purchase captioned "Section 12 --Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(i)             Offer to Purchase.

(a)(1)(ii)            Letter of Transmittal.

(a)(2)                Not Applicable.

(a)(3)                Not Applicable.

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(a)(4)                Not Applicable.

(a)(5)(i)             Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(v)             Summary Advertisement published on May 17, 2002 in The
                      New York Times.

(a)(5)(vi) Press release dated May 17, 2002 announcing the commencement of the Offer.

(b)(i) Amended and Restated Credit Agreement dated as of April 30, 2002 among Granite Broadcasting Corporation, as Borrower, and the Lenders party thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent, as Collateral Agent, as Sole Lead Arranger and as Sole Bookrunner (Incorporated by reference to Exhibit 4.56 of Granite Broadcasting's Amended Annual Report on Form 10-K/A filed on May 7, 2002 (Commission File Number 000-19728)).

(d)                   Not applicable.

(g)                   Not applicable.

(h)                   Not applicable.

Other                 Not applicable

ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

          Not Applicable.

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                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          GRANITE BROADCASTING CORPORATION

Dated: May 17, 2002

                          By:
                             ---------------------------------------------------
                              Name:  Ellen McClain
                              Title: Senior Vice President - Chief Financial
                                       Officer

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                                  EXHIBIT INDEX

EXHIBIT NUMBER        DESCRIPTION

(a)(1)(i)             Offer to Purchase.

(a)(1)(ii)            Letter of Transmittal.

(a)(5)(i)             Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(v)             Summary Advertisement published on May 17, 2002 in the
                      New York Times.

(a)(5)(vi) Press release dated May 17, 2002 announcing the commencement of the Offer.

(b)(i) Amended and Restated Credit Agreement dated as of April 30, 2002 among Granite Broadcasting Corporation, as Borrower, and the Lenders party thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent, as Collateral Agent, as Sole Lead Arranger and as Sole Bookrunner (Incorporated by reference to Exhibit 4.56 of Granite Broadcasting's Amended Annual Report on Form 10-K/A filed on May 7, 2002 (Commission File Number 000-19728)).